

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Darian Ahler
Chief Executive Officer
Future Pearl Labs, Inc
1134 11th Street, Suite 101
Santa Monica, CA 90403

      Re: Future Pearl Labs, Inc
          Amendment No. 1 to Offering Statement on Form 1-A
          Filed February 24, 2021
          File No. 024-11367

Dear Mr. Ahler:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 10, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed February 24, 2021

Cover Page

1.   We note your disclosure on the cover page and elsewhere in your document that investors in this offering will grant an irrevocable voting proxy to the "company's president." Please revise the disclosure to identify the president of the company. Please reconcile the disclosure on the cover page that investors in this offering will grant an irrevocable voting proxy that will limit their ability to vote their shares of common stock "purchased in this offering" with statements on pages 25 and 31 that the subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to vote all securities held of record by the investor "(including any shares of the Company's capital stock that the investor may acquire in the future)." Please ensure that your

disclosure reflects the scope of the provision in your subscription agreement.

2.   We note your disclosure that you are offering a minimum number of 10,460 shares of Common Stock and a maximum number of 1,255,230 shares of Common Stock. Please revise to disclose the maximum securities to be offered. It is not permissible to include a range in the volume of securities to be offered.

<u>Directors, Executive Officers and Significant Employees, page 22</u>

3.   We note your response to prior comment 9. Please ensure that you have disclosed the business experience of Kevin Morris and James Jordan. For example, we note the disclosure in this section does not refer to the business experience of Kevin Morris and James Jordan with Future Acres, Inc. mentioned in another public filing.

<u>Financial Statements</u>
<u>General, page F-1</u>

4.   Please note the updating requirements of paragraphs (b)(3)-(5) of Part F/S of Form 1-A.

<u>Index to Exhibits</u>
<u>Exhibit 11.1, page II-1</u>

5.   Please include a currently dated auditor's consent pursuant to Item 17.11 of Part III to Form 1-A.

 You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Heidi Mortensen